FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Citigroup Mortgage Loan Trust Inc.
Exact Name of Registrant as Specified in Charter

~~0001269472~~ 1257102
Registrant CIK Number

Form 8-K, January 29, 2004, Series 2004-A
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-107958
SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: January 29, 2004

CITIGROUP MORTGAGE LOAN TRUST INC.

By: ______________________

Name: Matthew R. Bollo

Title: Asst. Vice President

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.5	Computational Materials	P*

---

*The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic filing requirements.

```
!  ORMH04A.CDI  #CMOVER_3.0D ASSET_BACKED_HOMEEQUITY PORTFOLIO  !
MAX_CF_VECTSIZE 544
!
!! Created by Intex Deal Maker v3.6.087  ,  subroutines 3.0g1
!!   01/20/2004   3:51 PM
!
PORTFOLIO_STRING "RED PROSPECTUS <COMMENT Deal modeled from preliminary
term sheet.>"
!
!  Modeled in the Intex CMO Modeling Language, (TB)
!  which is copyright (c) 2004 by Intex Solutions, Inc.
!  Intex shall not be held liable for the accuracy of this data
!  nor for the accuracy of information which is derived from this data.
!
!
  DEFINE STANDARDIZE ORIG_COLL_BAL    GROUP 0 CONSTANT #OrigCollBal =
238096000.00
!
  DEFINE CONSTANT #OrigBondBal = 200000000.00
!
  DEFINE CONSTANT #SNRTargPct= 63.0%
  DEFINE CONSTANT #M1TargPct = 45.5%
  DEFINE CONSTANT #M2TargPct = 31.5%
!
!
       FULL_DEALNAME:     ORIGEN MANUFACTURED HOUSING CONTRACT TRUST,
SERIES 2004-A
   TRUSTEE_INDENTURE:     JPMORGAN CHASE
       TRUSTEE_OWNER:     WILMINGTON TRUST CO.
       SERVICER_MASTER:   ORIGEN SERVICING, INC.
       SERVICER_SUB:      VANDERBILT MORTGAGE
!
       ISSUER:            ORIGEN FINANCIAL LLC
       DEALER:            CITIGROUP
       DEAL SIZE:         $ 200000000.00
       PRICING SPEED:     200% MHP
!      ISSUE DATE:        20040201
       SETTLEMENT DATE:   20040211
!
  Record date delay: 14
!
 DEFINE TR_INDEXDEPS_ALL
!
DEFINE TRANCHE "A1", "A2", "A3", "A4", "M1", "M2"
!
   DEAL_CLOCK_INFO _
       ISSUE_CDU_DATE              20040201 _
       DEAL_FIRSTPAY_DATE          20040315
!
!
  DEFINE #FloorCollat          = 6.00% * #OrigCollBal
  DEFINE #TrigDelinqFrac       = 0
  DEFINE #LossShft             = 0
  DEFINE #TrigLossFrac         = 0
  DEFINE #CumLossShft          = 0
  DEFINE #TrigCumLossFrac      = 0
  DEFINE #SpecOCTarg           = 36000000
!
  DEFINE STANDARDIZE OC_ACTUAL_VAL                #OC             =
38096000.00
  DEFINE STANDARDIZE OCT_INITVAL        CONSTANT #InitOCTarg     = 18% *
```

```
#OrigCollBal
  DEFINE STANDARDIZE OCT_STEPDOWN_MONTH  CONSTANT #StepDownDate   = 49
  DEFINE STANDARDIZE OCT_STEPDOWN_FRAC   CONSTANT #StepOCFrac     = 0.315
  DEFINE STANDARDIZE EXCESS_INTEREST              #XSSpread       = 0
  DEFINE STANDARDIZE OCT_FLOOR           CONSTANT #FloorOCTarg    =
#FloorCollat
  DEFINE STANDARDIZE OCT_VAL             DYNAMIC  #Octval         =
#SpecOCTarg
!
  DEFINE DYNAMIC STICKY #NetRate  = ( COLL_I_MISC("COUPON") ) /
COLL_PREV_BAL * 1200
!
!
  DEFINE IDXFILE "HOMEEQ"
!
  DEFINE TABLE "OC_LOSS0" (1, 2) = "MONTH" "OC_LOSS_FRAC0"
      360.1   0.04
!
  DEFINE TABLE "OC_CUMLOSS0" (4, 2) = "MONTH" "OC_CUMLOSS_FRAC0"
      54.1   0.08
      66.1   0.1
      78.1   0.13
      360.1   0.15
!
!
TOLERANCE WRITEDOWN_0LOSS 1.00
!
ifdef #CMOVER_3.0E3 _
DEFINE MACRO #TotalPaybackDue[1] = TOTAL_PAYBACK_DUE({#1})
!
ifndef #CMOVER_3.0E3 _
DEFINE MACRO #TotalPaybackDue[1] = COLL_BAL
!
!
Tranche "A1" SEN_FIX ! PAID_DOWN_WHEN ({#TotalPaybackDue}{"A1"} LT
0.01);
   Block 64500000.00 at 2.42  FREQ M _
          DAYCOUNT 30360 BUSINESS_DAY NONE _
          Delay 14  Dated 20040201  Next 20040315
!
Tranche "A2" SEN_FIX ! PAID_DOWN_WHEN ({#TotalPaybackDue}{"A2"} LT
0.01);
   Block 45000000.00 at 3.78  FREQ M _
          DAYCOUNT 30360 BUSINESS_DAY NONE _
          Delay 14  Dated 20040201  Next 20040315
!
Tranche "A3" SEN_FIX ! PAID_DOWN_WHEN ({#TotalPaybackDue}{"A3"} LT
0.01);
   Block 15000000.00 at 5.03  FREQ M _
          DAYCOUNT 30360 BUSINESS_DAY NONE _
          Delay 14  Dated 20040201  Next 20040315
!
Tranche "A4" SEN_FIX_CAP ! PAID_DOWN_WHEN ({#TotalPaybackDue}{"A4"} LT
0.01);
   Block 32643000.00 at 6.41  FREQ M FLOAT _
          COUPONCAP 30360 NONE ( #NetRate * COLL_PREV_BAL / BBAL( "A1",
"A2", "A3", "A4", "M1", "M2" ) ); _
          DAYCOUNT 30360 BUSINESS_DAY NONE _
          Delay 14  Dated 20040201  Next 20040315
    ( 6.41 )
    0    999
```

```
!
Tranche "M1" MEZ_FIX_CAP ! PAID_DOWN_WHEN ({#TotalPaybackDue}{"M1"} LT
0.01);
   Block 23809000.00 at 7.16  FREQ M FLOAT _
          COUPONCAP 30360 NONE ( #NetRate * COLL_PREV_BAL / BBAL( "A1",
"A2", "A3", "A4", "M1", "M2" ) ); _
          DAYCOUNT 30360 BUSINESS_DAY NONE _
          Delay 14  Dated 20040201  Next 20040315
    ( 7.16 )
    0    999
!
Tranche "M2" JUN_FIX_CAP ! PAID_DOWN_WHEN ({#TotalPaybackDue}{"M2"} LT
0.01);
   Block 19048000.00 at 7.5  FREQ M FLOAT _
          COUPONCAP 30360 NONE ( #NetRate * COLL_PREV_BAL / BBAL( "A1",
"A2", "A3", "A4", "M1", "M2" ) ); _
          DAYCOUNT 30360 BUSINESS_DAY NONE _
          Delay 14  Dated 20040201  Next 20040315
    ( 7.5 )
    0    999
!
Tranche "R" SEN_RES
   Block 238096000.00 at 0 NOTIONAL WITH GROUP 0 SURPLUS _
         DAYCOUNT 30360 BUSINESS_DAY NONE _
         FREQ M   Delay 14  Dated 20040201  Next 20040315
!
  Tranche "#OC"               SYMVAR
  Tranche "#SpecOCTarg"       SYMVAR
!
!
DEFINE PSEUDO_TRANCHE COLLAT _
   Delay 14 Dated 20040201 Next 20040315 Settle 20040211
!
  CLASS "A1"          NO_BUILD_TRANCHE _
                      = "A1"
  CLASS "A2"          NO_BUILD_TRANCHE _
                      = "A2"
  CLASS "A3"          NO_BUILD_TRANCHE _
                      = "A3"
  CLASS "A4"          NO_BUILD_TRANCHE _
                      SHORTFALL_PAYBACK  COUPONCAP TRUE _
                      SHORTFALL_EARN_INT COUPONCAP TRUE _
                      = "A4"
  CLASS "M1"          NO_BUILD_TRANCHE _
                      SHORTFALL_PAYBACK  COUPONCAP TRUE _
                      SHORTFALL_EARN_INT COUPONCAP TRUE _
                      = "M1"
  CLASS "M2"          NO_BUILD_TRANCHE _
                      SHORTFALL_PAYBACK  COUPONCAP TRUE _
                      SHORTFALL_EARN_INT COUPONCAP TRUE _
                      = "M2"
  CLASS "RESID"      NO_BUILD_TRANCHE _
                      = "R#1"
  CLASS "SNR" WRITEDOWN_BAL PRORATA ALLOCATION _
                      = "A1" "A2" "A3" "A4"
!
!
  CLASS "ROOT" _
                   WRITEDOWN_BAL RULES _
                   DISTRIB_CLASS RULES _
                   SHORTFALL_PAYBACK PRINCIPAL_LOSS TRUE _
```

```
                    CALC_WDBALINT _
                    SHORTFALL_PAYBACK WDBALINT TRUE _
                    SHORTFALL_EARN_INTEREST WDBALINT TRUE _
                    SHORTFALL_EARN_INT INTEREST TRUE _
                      = "SNR" "M1" "M2"  "RESID"
!
!
  CROSSOVER When 0
!
TRIGGER "StepUp-DlqRatio" _
        FULL_NAME       "Delinquency Test" _
        ORIG_TESTVAL    0.000% _
        TESTVAL         ( #TrigDelinqFrac); _
        ORIG_TARGETVAL  8% _
        TARGETVAL        (8%); _
        TRIGVAL           LODIFF
!
TRIGGER "StepUp-CumLoss" _
        FULL_NAME       "Cumulative Loss Test" _
        ORIG_TESTVAL    0.000% _
        TESTVAL         ( #TrigCumLossFrac); _
        ORIG_TARGETVAL  8% _
        TARGETVAL        (#CumLossShft); _
        TRIGVAL           LODIFF
!
TRIGGER "StepUp-Loss" _
        FULL_NAME       "Rolling Loss Test" _
        ORIG_TESTVAL    0.000% _
        TESTVAL         ( #TrigLossFrac); _
        ORIG_TARGETVAL  4.00% _
        TARGETVAL        (#LossShft); _
        TRIGVAL           LODIFF
!
TRIGGER "STEPUP_TRIGGER" _
        FULL_NAME  "Trigger Event" _
        DEFINITION "A Trigger Event exists, if either:;_
 (1) the quotient of (A) the aggregate principal balance of all mortgage
loans 60 or more days delinquent,_
 averaged over the previous 3 months and (B) the principal balance of
the loans averaged over the same period,_
 exceeds 8%, or;_
 (2) a percentage calculated as the quotient of the amount of cumulative
realized losses divided by_
 the original collateral balance exceeds the target defined by the
following schedule:;_
                       Month <=        %;_
                            54              8%;  _
                            66              10%;  _
                            78              13%;  _
                            360             15%, or;_
 (3) a percentage calculated as the quotient of the aggregate of
realized losses averaged over the last 3_
 months, multiplied by 4, divided by the average of the Pool Balance as
of the 3rd preceeding Distribution_
 Date and the Pool Balance as of such Distribution date, exceeds the
target constant at 4.00%."_
        IMPACT     "If a Trigger Event is in effect the OC target will
remian at the last value before the_
 trigger occurred if a stepdown has occurred.  Also, the classes will
pay sequentially.  It has no effect if_
 a stepdown has not occurred."  _
```

```
        TRIGVAL FORMULA ( min(TRIGGER("StepUp-DlqRatio","TRIGVAL"),
TRIGGER("StepUp-CumLoss","TRIGVAL"), TRIGGER("StepUp-Loss","TRIGVAL")));
!
. OPTIONAL REDEMPTION:     "Cleanup" _
                           COLL_FRAC 20% _
                           PRICE_P ( COLL_BAL );
!
!
 INTEREST_SHORTFALL FULL_PREPAY    Compensate Pro_rata _
                    PARTIAL_PREPAY Compensate Pro_rata _
                    LOSS           Compensate Pro_rata
!
    Tranche      Cusip         Stated Maturity
    A1            XXXXXXXXX     20131015
    A2            XXXXXXXXX     20170815
    A3            XXXXXXXXX     20201215
    A4            XXXXXXXXX     20350215
    M1            XXXXXXXXX     20350215
    M2            XXXXXXXXX     20350215
    R             XXXXXXXXX     20350215
!
  TRANCHE MISCINFO
  A1             RATING MD "Aaa"  SP "AAA"
  A2             RATING MD "Aaa"  SP "AAA"
  A3             RATING MD "Aaa"  SP "AAA"
  A4             RATING MD "Aaa"  SP "AAA"
  M1             RATING MD "Aa2"  SP "AA"
  M2             RATING MD "A2"   SP "A"
  R              RATING MD "NA"   SP "NA"
!
 DEFINE MACRO BLOCK #SNR_Int =
{
------------------------------------
        from :  CLASS ( "SNR" )
         pay :  CLASS INTEREST PRO_RATA  ( "A1"; "A2"; "A3"; "A4" )
------------------------------------
}
 DEFINE MACRO BLOCK #SNR_InS =
{
------------------------------------
        from :  CLASS ( "SNR" )
         pay :  CLASS INTSHORT PRO_RATA  ( "A1"; "A2"; "A3"; "A4" )
------------------------------------
}
 DEFINE MACRO BLOCK #SNR_Prn =
{
------------------------------------
        when :  IS_TRUE ( BBAL ( "SNR" ) GT COLL_BAL )
        from :  CLASS ( "SNR" )
         pay :  CLASS BALANCE PRO_RATA ( "A1" ; "A2" ; "A3" ; "A4" )
------------------------------------
------------------------------------
        from :  CLASS ( "SNR" )
         pay :  CLASS BALANCE SEQUENTIAL ( "A1", "A2", "A3", "A4" )
------------------------------------
!
------------------------------------
        from :  CLASS ( "A1" )
         pay :  SEQUENTIAL ( "A1#1" )
------------------------------------
        from :  CLASS ( "A2" )
```

```
         pay :  SEQUENTIAL ( "A2#1" )
-----------------------------------
        from :  CLASS ( "A3" )
         pay :  SEQUENTIAL ( "A3#1" )
-----------------------------------
        from :  CLASS ( "A4" )
         pay :  SEQUENTIAL ( "A4#1" )
-----------------------------------
}
 DEFINE MACRO BLOCK #M1_Prn =
{
-----------------------------------
        from :  CLASS ( "M1" )
         pay :  SEQUENTIAL ( "M1#1" )
-----------------------------------
}
 DEFINE MACRO BLOCK #M2_Prn =
{
-----------------------------------
        from :  CLASS ( "M2" )
         pay :  SEQUENTIAL ( "M2#1" )
-----------------------------------
}
!
!
 CMO Block Payment Rules
-----------------------------------
   calculate :  #Princ                  = COLL_P
   calculate :  #Interest               = COLL_I
!
   calculate :  #PrevSpecOC             = #SpecOCTarg
!
   calculate :  #CurrentOC              = MAX( 0, COLL_BAL - (BBAL("A1#1",
"A2#1", "A3#1", "A4#1", "M1#1", "M2#1") - #Princ))
!
   calculate :  #XSSpread               = MAX( 0, #Interest -
OPTIMAL_INTPMT("ROOT") - INTSHORT_ACCUM("ROOT") + _
                                             COUPONCAP_SHORTFALL("ROOT")
)
!
   calculate :  #FloorOCTotal           = #FloorOCTarg
!
   calculate :  #StepOCTarg             = COLL_BAL * #StepOCFrac
!
   calculate :  #StepDownDatePass       = CURMONTH GE #StepDownDate
!
   calculate :  #Call                   = COLL_BAL LT 20% * #OrigCollBal
!
!
   calculate :  #StepDown               = #StepDown OR ( BBAL("SNR") LT
0.01 ) OR ( #StepDownDatePass )
!
   calculate :  #TrigDelinqFrac         = AVG_COLL( "RATE", -1, 2, 3 )
!
   calculate :  #LossShft               = 4.00%
   calculate :  #TrigLossFrac           = ( 12 * AVG_COLL( "BAL", -1,
"LOSS", 3 ) ) / _
                                          ( ( AVG_COLL( "BAL", -1, 0, 1 ) +
AVG_COLL( "BAL", 1, 0, 1 ) ) / 2 )
!
   calculate :  #CumLossShft            = LOOKUP_TBL( "STEP", CURMONTH,
```

```
"OC_CUMLOSS0", "MONTH", "OC_CUMLOSS_FRAC0" )
   calculate :  #TrigCumLossFrac      = DELINQ_LOSS_ACCUM / #OrigCollBal
!
.  calculate :  #TrigEvent            = TRIGGER("STEPUP_TRIGGER")
!
   calculate :  #SpecOCTarg           = IF   #StepDown
_
                                        THEN IF   #TrigEvent
_
                                             THEN #PrevSpecOC
_
                                             ELSE MAX( MIN( #InitOCTarg,
#StepOCTarg ), #FloorOCTotal ) _
                                        ELSE #InitOCTarg
!
   calculate :  #SpecOCTarg           = IF   #Call _
                                        THEN COLL_BAL _
                                        ELSE #SpecOCTarg
!
   calculate :  #SpecOCTarg           = MIN( #SpecOCTarg, COLL_BAL )
!
   calculate :  #SpecOCTarg           = #Octval
!
   calculate :  #OCDeficiency         = MAX( 0, #SpecOCTarg - #CurrentOC
)
   calculate :  #OCSurplus            = MINMAX( 0, #CurrentOC -
#SpecOCTarg, COLL_P )
   calculate :  #PrincPmt             = MAX( 0, COLL_P - #OCSurplus )
!
!
   calculate :  #XSIntRem             = MAX( 0, #Interest -
OPTIMAL_INTPMT("ROOT") - INTSHORT_ACCUM("ROOT") + #OCSurplus +
COUPONCAP_SHORTFALL("ROOT"))
!
   calculate :  #SubDefic             = MAX( 0, ( BBAL("ROOT") - #Princ )
- COLL_BAL )
!
   calculate :  #AddPrinc             = MIN( #XSIntRem, #SubDefic )
   calculate :  #XSIntRem             = MAX( 0, #XSIntRem - #AddPrinc )
!
   calculate :  #XtraPDA              = MIN( #OCDeficiency, #XSIntRem )
   calculate :  #XSIntRem             = MAX( 0, #XSIntRem - #XtraPDA )
!
   calculate :  #DistribAmt           = #PrincPmt + #AddPrinc + #XtraPDA
!
   calculate :  #ClassSNRTargBal      = IF   ( #Call OR #TrigEvent OR
(#StepDown EQ 0.0)) _
                                        THEN 0 _
                                        ELSE MAX( 0, COLL_BAL - MAX(
#SNRTargPct * COLL_BAL, #SpecOCTarg ) )
!
   calculate :  #ClassSNRTargBal      = MIN( #ClassSNRTargBal, BBAL("A1",
"A2", "A3", "A4") )
!
   calculate :  #ClassSNRPDA          = MIN( #DistribAmt, BBAL("A1",
"A2", "A3", "A4") - #ClassSNRTargBal )
   calculate :  #ClassSNRPDA          = MAX( 0, MIN( BBAL("A1", "A2",
"A3", "A4"), #ClassSNRPDA ) )
   calculate :  #ClassSNRPDA          = MAX( 0, MIN( #ClassSNRPDA,
#DistribAmt ) )
!
```

```
!
   calculate :  #ClassM1TargBal      = IF    ( #Call OR #TrigEvent OR
(#StepDown EQ 0.0)) _
.                                      THEN 0 _
                                       ELSE MAX( 0, COLL_BAL - MAX(
#M1TargPct * COLL_BAL, #SpecOCTarg ) ) - _
                                            #ClassSNRTargBal
!
   calculate :  #ClassM1TargBal      = MIN( #ClassM1TargBal, BBAL(
"M1" ) )
!
   calculate :  #ClassM1PDA          = MIN( #DistribAmt - #ClassSNRPDA,
BBAL( "M1" ) - #ClassM1TargBal )
   calculate :  #ClassM1PDA          = MAX( 0, MIN( BBAL("M1"),
#ClassM1PDA ) )
   calculate :  #ClassM1PDA          = MAX( 0, MIN( #ClassM1PDA,
#DistribAmt - #ClassSNRPDA ) )
!
!
   calculate :  #ClassM2TargBal      = IF    ( #Call OR #TrigEvent OR
(#StepDown EQ 0.0)) _
                                       THEN 0 _
                                       ELSE MAX( 0, COLL_BAL - MAX(
#M2TargPct * COLL_BAL, #SpecOCTarg ) ) - _
                                            #ClassSNRTargBal -
#ClassM1TargBal
!
   calculate :  #ClassM2TargBal      = MIN( #ClassM2TargBal, BBAL(
"M2" ) )
!
   calculate :  #ClassM2PDA          = MIN( #DistribAmt - #ClassSNRPDA -
#ClassM1PDA, BBAL( "M2" ) - #ClassM2TargBal )
   calculate :  #ClassM2PDA          = MAX( 0, MIN(BBAL("M2"),
#ClassM2PDA ) )
   calculate :  #ClassM2PDA          = MAX( 0, MIN( #ClassM2PDA,
#DistribAmt - #ClassSNRPDA - #ClassM1PDA ) )
!
!
  calculate :  "SNR" _
 NO_CHECK  CUSTOM   AMOUNT        = #ClassSNRPDA
!
  calculate :  "M1" _
 NO_CHECK  CUSTOM   AMOUNT        = #ClassM1PDA
!
  calculate :  "M2" _
 NO_CHECK  CUSTOM   AMOUNT        = #ClassM2PDA
!
------------------------------------
         pay :  CLASS INTEREST  PRO_RATA  ( "SNR" )
------------------------------------
  {#SNR_Int}
------------------------------------
         pay :  CLASS INTSHORT  PRO_RATA  ( "SNR" )
------------------------------------
  {#SNR_InS}
------------------------------------
         pay :  CLASS INTEREST  PRO_RATA  ( "M1" )
         pay :  CLASS INTSHORT  PRO_RATA  ( "M1" )
         pay :  CLASS INTEREST  PRO_RATA  ( "M2" )
         pay :  CLASS INTSHORT  PRO_RATA  ( "M2" )
         pay :  CLASS PRINCIPAL SEQUENTIAL  ( "SNR" )
```

```
-----------------------------------
  {#SNR_Prn}
-----------------------------------
         pay :  CLASS WDBALINT SEQUENTIAL   ( "M1" )
         pay :  CLASS WDBALINT_SHORT SEQUENTIAL   ( "M1" )
         pay :  CLASS PRINCIPAL SEQUENTIAL   ( "M1" )
-----------------------------------
  {#M1_Prn}
-----------------------------------
         pay :  CLASS WDBALINT SEQUENTIAL   ( "M2" )
         pay :  CLASS WDBALINT_SHORT SEQUENTIAL   ( "M2" )
         pay :  CLASS PRINCIPAL SEQUENTIAL   ( "M2" )
-----------------------------------
  {#M2_Prn}
-----------------------------------
-----------------------------------
        from :  CLASS ( "ROOT" )
         pay :  CLASS COUPONCAP_SHORT PRO_RATA ( "A4" )
         pay :  CLASS COUPONCAP_SHORT PRO_RATA ( "M1" )
         pay :  CLASS COUPONCAP_SHORT PRO_RATA ( "M2" )
-----------------------------------
!
-----------------------------------
        from :  CLASS ( "ROOT" )
         pay :  AS_INTEREST ("R#1")
-----------------------------------
   calculate : #WriteDown = MAX(0.0, BBAL("A1#1","A2#1","A3#1","A4#
1","M1#1","M2#1") - COLL_BAL)
-----------------------------------
        from :  SUBACCOUNT ( #Writedown )
         pay :  WRITEDOWN SEQUENTIAL ( "M2#1" )
         pay :  WRITEDOWN SEQUENTIAL ( "M1#1" )
-----------------------------------
   calculate : #BondBal     = BBAL("A1#1","A2#1","A3#1","A4#1","M1#
1","M2#1")
   calculate : #OC          = MAX( 0, COLL_BAL - #BondBal )
-----------------------------------
!
! ABS_SUMMARY_INFO _
                    1mo_BALANCE ALL_TRANCHES _
                    1mo_COUPON  ALL_TRANCHES _
                    1mo_FORECLOSURE_RATE _
                    1mo_DELINQ_30_59 1mo_DELINQ_60_89 _
                    1mo_DELINQ_90_plus _
                    1mo_WAC 1mo_WAM 1mo_WALA _
                    1mo_CDR 1mo_CRR 1mo_CPR _
                    1mo_NET_LOSS_RATE _
                    1mo_ACCUM_NET_LOSS 1mo_COLLAT_BAL _
                    1mo_AVAIL_ENHANCEMENT ALL_TRANCHES _
                    1mo_REO_RATE _
                    1mo_BANKRUPT_RATE _
                    1mo_CREDIT_BALANCE ALL_CREDITS _
                    DELINQ_INC_FC _
                    DELINQ_INC_REO _
                    DELINQ_INC_BANKRUPT _
                    3mo_COUPON  ALL_TRANCHES _
                    3mo_CDR 3mo_CRR 3mo_CPR
!
!
 Collateral
!
```

```
!        Factor      --Delay--
! Type   Date        P/Y    BV   Use BV for 0
  WL  20040101    9999 9999   FALSE
!
! Pool#  Type      Gross      Current      Original   --Fee--  Maturity
Orig
!                  Coupon     Factor       Balance     P/Y  BV  P/Y   BV
Term
!! BEGINNING OF COLLATERAL
M        1                WL    00     WAC             11.272 (
23947879.68 /      23947879.68 );      23947879.68
1.27          1.27             154:16    154:16        170 NO_CHECK
M        2                WL    00     WAC             10.204 (
49356122.48 /      49356122.48 );      49356122.48
1.27          1.27             223:17    223:17        240 NO_CHECK
M        3                WL    00     WAC              9.977 (
28643298.78 /      28643298.78 );      28643298.78
1.27          1.27             284:16    284:16        300 NO_CHECK
M        4                WL    00     WAC              9.370 (
34309269.52 /      34309269.52 );      34309269.52
1.27          1.27             343:17    343:17        360 NO_CHECK
M        5                WL    00     WAC             11.312 (
25143956.16 /      25143956.16 );      25143956.16
1.27          1.27              164:7     164:7        171 NO_CHECK
M        6                WL    00     WAC              9.933 (
62654859.94 /      62654859.94 );      62654859.94
1.27          1.27              232:7     232:7        239 NO_CHECK
M        7                WL    00     WAC             10.161 (
3152677.34 /       3152677.34 );       3152677.34
1.27          1.27              291:9     291:9        300 NO_CHECK
M        8                WL    00     WAC              9.078 (
7800232.76 /       7800232.76 );       7800232.76
1.27          1.27              352:8     352:8        360 NO_CHECK
M        9                WL    00     WAC             12.692 (
1095329.16 /       1095329.16 );       1095329.16
1.27          1.27             171:49    171:49        220 NO_CHECK
M        10               WL    00     WAC             11.563 (
1992374.18 /       1992374.18 );       1992374.18
1.27          1.27             300:39    300:39        339 NO_CHECK
```